-
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                             TRIPATH IMAGING, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock (par value $0.01 per share)
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   896942109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                           Jeffrey S. Sherman, Esq.
                         Becton, Dickinson and Company
                                1 Becton Drive,
                       Franklin Lakes, New Jersey 07417
                                (201) 847-6800

                                   Copy to:
-------------------------------------------------------------------------------

                             Mario A. Ponce, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                August 16, 2006
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896942109


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Becton, Dickinson and Company
     22-0760120
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     New Jersey
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,500,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,500,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

          This Amendment No. 1 amends the statement on Schedule 13D filed on August 14, 2006 by Becton, Dickinson and Company ("BD") relating to the common stock, $0.01 par value per share, of TriPath Imaging Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 780 Plantation Drive, Burlington, North Carolina 27215.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and supplemented as follows:

          On August 16, 2006, BD and the Issuer executed an exclusivity agreement (the "Exclusivity Agreement") pursuant to which BD and the Issuer have agreed to work in good faith with each other to negotiate a business combination transaction involving BD and the Issuer on an exclusive basis through 11:59 p.m. (New York City time) on August 25, 2006, or such later date as BD and the Issuer may agree in writing (the "Termination Date").

          The Issuer has also agreed in the Exclusivity Agreement that prior to the Termination Date, it will not, among other things, solicit any proposal for, or (subject to certain exemptions) participate in discussions relating to, an alternative transaction. A termination fee of $5,000,000 is payable by the Issuer to BD upon violation of the Exclusivity Agreement by the Issuer or, subject to the terms of the Exclusivity Agreement, in the event that the Issuer takes certain actions permitted by the Exclusivity Agreement and subsequently enters into a definitive agreement, and thereafter consummates, an alternative transaction within a specified period of time after August 16, 2006. This description of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement which is filed herewith as Exhibit 7.01 and is incorporated by reference into this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01  Exclusivity Agreement

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2006


                                       BECTON, DICKINSON AND COMPANY

                                       By:  /s/ Dean J. Paranicas
                                            ------------------------------
                                            Name:  Dean J. Paranicas
                                            Title: Vice President, Corporate
                                                   Secretary and Public
                                                   Policy

                             Exclusivity Agreement